               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                        ----------------

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 2)

                 American Financial Group, Inc.
    --------------------------------------------------------

                        (Name of Issuer)

                  Common Stock, $1.00 Par Value
    --------------------------------------------------------

                 (Title of Class of Securities)

                           025932 10 4
    --------------------------------------------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
    --------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           See Item 5
    --------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

                        Page 1 of 5 Pages
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CUSIP  NO. 025932 10 4         13D                 Page  2  of  5
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lou Ann Flint

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
     2,895,038  (See Item 5)

8    SHARED VOTING POWER
     - - -

9    SOLE DISPOSITIVE POWER
     2,895,038  (See Item 5)

10   SHARED DISPOSITIVE POWER
     - - -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,895,038  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8% (See Item 5)

14   TYPE OF REPORTING PERSON*
     IN

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      This Amendment No. 2 to Schedule 13D is filed on behalf  of
Lou Ann Flint (the "Reporting Person") to amend the Schedule 13D filing made by her relative to shares of Common Stock, par value $1.00 per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this amendment are
either  not  amended  or  are  not  applicable.   Following   the
transaction described herein, the Reporting Person no longer beneficially owns five percent or more of a class of American Financial voting equity securities.


Item 5.   Interest in Securities of the Issuer.

      On January 2, 1998, the Trust distributed 232,682 shares of American Financial Common Stock to one of its beneficiaries as required by the terms of the Trust. As of February 18, 1998, the Reporting Person beneficially owned 2,895,038 shares (or approximately 4.8% of the outstanding shares) of American Financial Common Stock as follows:

                 Holder                  Number of Shares

               Lou Ann Flint                  842 (a)
               Trust                    2,894,216 (b)
                                        ----------------
               Total:                  2,895,038

          (a) Includes 200 shares held as custodian for her minor children.
          (b)   Held as Lou Ann Flint, Trustee  of  the
          Edyth Lindner 1995-3 Qualified Annuity Trust dated 12-12-95.

      In January 1998, the Reporting Person received in the Issuer's Dividend Reinvestment Plan 20.5375 shares of common stock at $39.627 per share. As of February 18, 1998, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 7.   Material to be filed as Exhibits.

          (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.





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      After  reasonable  inquiry and to the  best  knowledge  and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1998


                                   James C. Kennedy
                                   James C. Kennedy
                                   As Attorney-in-Fact for:
                                   Lou Ann Flint

                                                  Exhibit 1

                        POWER OF ATTORNEY


     I, Lou Ann Flint, do hereby appoint James E. Evans and James
C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of December, 1995.



                                   Lou Ann Flint
                                   Lou Ann Flint





















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